October 17, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 235
Wichita, KS 67206

	Re:	Advisors REIT I, Inc.
		Amendment No. 2 to Registration Statement on Form S-11
      	Filed September 30, 2005
      	Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1 in our September 8, 2005 letter. We appreciate your detailed explanation; however, we continue to believe that Mr. Fritzmeier`s bonus would be considered transaction-based compensation, and, as a result, would make him ineligible for the Rule 3a4-1 safe harbor and he would have to register as a broker-dealer. Please explain whether Mr. Fritzmeier`s bonus compensation arrangement will be amended to comply with the Rule 3a4-1 safe harbor or whether he will register as a broker-dealer. If you intend to amend the bonus arrangement, please explain how Mr. Fritzmeier would meet each of the requirements for this safe harbor.

2. In your previous response to comment 78, you state that officers and directors of the Registrant will be relying on the safe harbor from broker-dealer registration provided under Rule 3a4-1 of the Exchange Act. Please explain how Mr. Sokolosky meets each of the requirements for this safe harbor.

Cover Page
3. Refer to previous comment 5. Please revise the cover page to include a brief discussion of the risk factor relating to leverage.
We note that in order to accommodate this request, you may remove or decrease the font size of your logo or revise some of the language in the text to more briefly and succinctly describe the information disclosed.

Distribution Policy, page 6
4. Please revise to state the maximum time from the closing date that an investor might have to wait to receive distributions. Refer to
Item 3.A.(iv) of Guide 5.

Our Business, beginning on page 33
5. We note your response to previous comment 22; however, we reissue our previous comment. Please revise to describe your policy with respect to offering seller-financing, including the principles and criteria that you intend to use in determining whether to enter into seller-financing arrangements. For example, describe the circumstances under which you would offer seller-financing, the type of property involved, and how you would decide that a purchaser was
"qualified."

Summary Compensation Table, page 55
6. In your response to previous comment 28, please expand to provide a sample calculation for the formula mentioned in footnote 1 to the table so that investors can better understand how Mr.
Fritzemeier`s
bonus will be determined.

Principal Stockholders, page 62
7. In your response to previous comment 33, tell us why you have not disclosed any shares held by Mr. Jackson, one of your Advisory
Board
member directors.







Sales Presentation Materials

Exhibit 99.1
8. We reissue previous comment 42 because we are unable to locate the revised disclosure.
9. We reissue previous comment 45 in light of the express authorization to use a high amount of leverage in your charter and the impact on a REIT of your size by the exercise of that leverage option. Note that so long as the company is permitted under the charter to use material amounts of leverage without shareholder approval, we view the leverage options for the company as information that is material to an investment decision.

Exhibit 99.3

REIT Ownership
Benefits without the Drawbacks
10. We reissue our previous comment 46 because your sales literature continues to contain a lengthy discussion of the benefits of operating REITs and publicly traded REITs that does not apply to your offering. Please revise to focus on the risks and rewards of your blind pool offering. For example, omit the slides entitled, "Individual Real Estate Investments," "REIT Ownership Benefits Without the Drawbacks" since you do not have any operating history, do not own any assets or properties and do not have a history of distributions or yields.
11. Please revise to omit your statement that you are a "superior REIT" with "superior operating efficiency," given that you do not own any properties and have no operating history.
12. We reissue our previous comment 50 because we are unable to locate the revised disclosure. Please note, however, that if you do not plan to use the sales material prior to effectiveness, then you do not have to include the Rule 134(b)(1) legend.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)
	Biggs Wilkerson, L.C.





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James L. Fritzmeier
Advisors REIT I, Inc.
October 17, 2005
Page 4